Exhibit 99.4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity MOKO Social Media Limited
ABN 35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ian Rodwell
Date of last notice	2 December 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Rodwell is a trustee and beneficiary of the Rodwell Superannuation Fund and Rodwell Family Trust
Date of change	19 June 2015
No. of securities held prior to change

Direct

132,917 ordinary shares

7,500,000 unlisted options, exercise price $0.19, expiry date 26 November 2017 (include a share price performance hurdle)

Indirect

Rodwell Superannuation Fund

5,575,000 ordinary shares

325,000 listed options, exercise price $0.05, expiry date 13 June 2015

10,000,000 unlisted options, exercise price $0.40, expiry date 28 November 2015

Class	Ordinary shares

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	325,000 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,250
No. of securities held after change

Direct

132,917 ordinary shares

7,500,000 unlisted options, exercise price $0.19, expiry date 26 November 2017 (include a share price performance hurdle)

Indirect

Rodwell Superannuation Fund

5,900,000 ordinary shares

Rodwell Family Trust

10,000,000 unlisted options, exercise price $0.40, expiry date 28 November 2015

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of listed options Unlisted options also transferred from Rodwell Superannuation Fund to Rodwell Family Trust for nil consideration

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3